Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of POET Technologies Inc. on Form F-3 of our report dated March 31, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of POET Technologies Inc. as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020 and our report dated March 31, 2023 with respect to our audit of internal control over financial reporting of POET Technologies Inc. as of December 31, 2022 appearing in the Annual Report on Form 20-F of POET Technologies Inc. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT
August 8, 2023